                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):
[ ] Form 10-K and Form 10-KSB         [  ] Form 20-F        [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB         [  ] Form N-SAR

     For Period Ended:   December 31, 1996
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
------------------------------------------------------------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not Applicable
------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
------------------------------------------------------------------------------

Full Name of Registrant: UNIVERSAL SEISMIC ASSOCIATES, INC.
Former Name if Applicable:  Not Applicable

16420 PARK TEN PLACE, SUITE 300
Address of Principal Executive Office (Street and Number)

HOUSTON, TEXAS 77084-5051
City, State and Zip Code

------------------------------------------------------------------------------
PART II - RULES 12B-25 (B) AND (C)
------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

------------------------------------------------------------------------------
PART III - NARRATIVE
------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.

     The Registrant has been involved in a proxy fight with a group of shareholders that has styled themselves "The Universal Seismic Stockholders' Committee" (the "Shareholders' Committee"). The Company's Annual Meeting of Shareholders (the "Meeting") was originally convened on January 28, 1997. By reason of an order entered by the Delaware Federal District Court (the "Court") on the day before the Meeting the Court ordered that the polls remain open with respect to the voting at the meeting until February 11, 1997, and, as a result, the Meeting was adjourned until that date. Based upon the preliminary vote at the Meeting incumbent directors have been reelected and all of the Shareholders' Committee's proposals have been defeated. The election results are expected to be certified by C T Corporation System, the Inspector of Election, after a challenge and review session expected to be held during the week of February 17, 1997. On January 30, 1997 and thereafter, Michael
     T. Kanarellis, one of the members of the Shareholders' Committee submitted letters to various members of the Audit Committee ("Audit Committee") alleging that "the Company's financial statements for the fiscal year ended June 30, 1996 and the fiscal quarters ended September 30, 1996 and December 31, 1996 are false and materially misstated" and alleging certain specific items of misstatement.

     The Audit Committee met on February 11, 1997 to review the Shareholders' Committee's allegations. The Audit Committee determined that it should conduct a review of these allegations to determine if there was any reasonable basis for such allegations. The Audit Committee is in the process of engaging independent legal and auditing advisors to assist it in connection with the review. The Company determined that, by reason of the allegations and pending review that it would be prudent, if possible, to delay the filing of its report on Form 10-QSB for the quarter ending December 31, 1996 while it considers the allegations made by the Shareholders' Committee.

------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

          [DISCUSS]                    (281)           578-8081
          (Name)                    (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                             [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Universal Seismic Associates, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     February 18, 1997             By:  /s/Ronald L. England
                                           ----------------------------------
                                           Ronald L. England,
                                           Treasurer and Chief Financial Officer

------------------------------------------------------------------------------
                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------

                       Universal Seismic Associates, Inc.
                 Form 12b-25 for Form 10-Q at December 31, 1996
                               February 18, 1997



Response to Part IV, Question 3

Operating revenues for the three month period in 1996 increased substantially from the same three month period ended December 31, 1995. This increase is primarily attributable to the addition of the Company's fifth and sixth 3D data acquisition crews placed in service in mid-December 1995 and late May 1996.

Operating expenses increased substantially for the three month period ended December 31, 1996, over the comparable period in 1995. Direct cost of seismic acquisition increased substantially in the current period due to the Company's expanded crew operations. Depreciation and amortization increased substantially in 1996 due to equipment additions related to the Company's crew expansion. Selling, general and administrative expenses remain relatively constant.

Interest expense increased in the current three month period due to equipment financing required for the addition of the Company's sixth 3D data acquisition crew in May 1996.

The Company's net income for the three month period ended December 31, 1996 will improve substantially as compared to a net loss for the prior year period. The increase reflects improved operating production attained by the Company's expanded data acquisition segment. During the prior three month period, the Company's acquisition crews incurred numerous delays and contract cancellations that negatively impacted operating results.